Quarterly Earnings Report                                                               Octubre 28, 2014
          3Q14

Distribution Sales to Institutional Clients Declined while Chile and Mexico Demonstrated Improved Performance

Financial Highlights:
(All figures are expressed in million of Mexican pesos. Comparisons are made with the same period of 2014, unless otherwise stated. Figures may vary slightly due to rounding).

  The Group s net sales for the first quarter reached $176.63 million pesos.
  The Gross income for the period was $638.45 million and the gross margin for the quarter was 361.46%.
  Operating expenses reached $658.27 million pesos, which represents 372.68% of the Company s total sales.
  Fourth quarter EBITDA was $2.36 million, or 1.34%.of total sales.
  As part of the financial recovery pursuing, the Group keeps on with the signing of payment agreements with most laboratories creditors.

Mexico City, April 29, 2015.  Grupo Casa Saba (SAB) (Saba, GCS, the Company or the Group), distributor of pharmaceutical products as well as health, beauty aids and consumer goods in Mexico, announces its consolidated financial and operating results for the first quarter of 2015.

QUARTERLY EARNINGS

The Group keeps exploring financial alternatives for its financial recovery, with the signing of payment agreements with most laboratories creditors.

NET SALES

Net sales for the quarter totaled $176.63 million, de pesos showing a decrease of 97.95% compared to $8,614.93 million in 1Q2014. This decrease is mainly due to the sale of the Group s commercial division, as well as the process of divestiture of the distribution division.

SALES BY DIVISION

DISTRIBUTION DIVISION

PHARMA, HEALTH, BEAUTY AND CONSUMER GOODS

Sales for the first quarter from our Pharma, Health, Beauty and Consumer Goods division totaled $129.26 million, showing a decrease of 95.83% in comparison with the same quarter form the prior year, as a consequence of the distribution division disincorporation as well as the division cash flow problems.

With the sale of the Pharma division in the previous year, the division s percentage in terms of sales went from 35.97% in 1Q2014 to 73.18% in 1Q2015.

GOVERNMENTPHARMA

Our Government Pharma division totaled $47.37 million. The division showed a sales decrease of 47.29%, compared to the first quarter of 2014, due to our distribution division cash flow problems. In terms of total sales, this division s percentage went from 1.40% in 1Q2014 to 26.82% in 1Q2015.

RETAIL PHARMACY

In 2014, the Pharmacy division was sold; in consequence, there were no sales to report during the first quarter of 2014. Sales for the first quarter of 2014 from our Pharmacy division, totalized $5,425.95 million. This division s percentage of the Group s overall reached 62.98% in the1Q2014.

As a result, the sales mix for the first quarter of 2015 was as follows:

                                                 Division                            % of Sales
                                         Retail Pharmacy                            0.00%
                                       Total Distribution                          100%
                                    Pharma, Health & Beauty                    73.18%
                                     Government Pharma                            26.82%
                                                 TOTAL                                100.0%

GROSS INCOME

During the first quarter of 2015, gross income reached $638.45 million pesos, amount 62.18% lower than the gross income reached in the first quarter of 2014. This was mainly due to the FASA disincorporation and the sales decrease of the distribution division.

OPERATING EXPENSES

Operating expenses in the first quarter of 2015 resulted in $658.27 million pesos. This represents a decrease of $1,049.47 million pesos, or 62.18%, compared to the same period of the previous year. This decrease was mainly due to the FASA disincorporation partially offset by an increase of our reserves on inventory and on uncollectible accounts. As a percentage of total sales, operating expenses accounted 372.68% in the first quarter of 2015, versus a 19.59% for the same period of 2014.

OPERATING INCOME

Quarterly operating loss for the 1Q2015 was $-19.82 million pesos, amount 183.66% higher to the $6.99 million reported during 1Q2014. This was the result of the effects of the factors previously mentioned. Operating margin income for the 1Q2015 was -11.22%, versus -0.08% in the 1Q2014.

OPERATING INCOME PLUS DEPRECIATION AND AMORTIZATION (EBITDA)

EBITDA for the 1Q2015 was $2.36 million, amount lower than the $91.83 million, reported in the first quarter of 2014.

EBITDA margin for the first quarter of 2015 was 1.34%.

COMPREHENSIVE COST OF FINANCING (CCF)

The Group s CCF reached $32.41 million, amount 71.25% lower than CCF reported during 1Q2014.

This decrease was mainly due to the decline and subsequent liquidation of the bank debt that we had minimally offset by a bank loan hiring for the payment of liabilities to laboratories creditors.

NET DEBT

At the end of the first quarter of 2015, we only had one credit agreement totalized $951 million.

OTHER EXPENSES (INCOME)

During the third quarter of the year, other income totaled $-1,807.08 million pesos. This was mainly due to the FASA sale earnings.

During the first quarter of the year, other income totaled $84.67, million pesos. This was mainly due to the sale of fixed assets, wastes, etc. for the payment of liabilities with laboratories. It is important to mention that the results listed in this line item are derived from activities outside of the company s normal business operations and, as a result, they are not necessarily recurrent.

TAX PROVISIONS

A tax provision was created for an amount of for an amount of $42.69.

NET INCOME (LOSS)

During the first quarter of 2015, GCS recorded a net loss of $-10.25 million, with a variation of $84.72 million, compared to the net loss in the same period last year.

Analysis Coverage: Through the Bolsa Mexicana de Valores program, Independent Analyst, Grupo Casa Saba counts with the coverage of Morningstar.

The 265.4 million shares issued by Grupo Casa Saba are listed on the Mexican Stock Exchange under the symbol “SAB”.

Grupo Casa Saba was founded in 1892 and is one of the leading distributors of pharmaceutical products, beauty, personal care and consumer goods, general merchandise, publications and other goods in Mexico. With more than 115 years of experience, the Company distributes to the majority of pharmacies, chains, self service and convenience stores, as well as other specialized national chains. With the acquisition of FASA in October of 2010 the company now has retail pharmacy outlets located in Mexico, Chile and Brazil.

As a precautionary note to investors, except for the historic information contained herein, certain topics discussed in this document constitute forward looking statements. Such topics imply risks and uncertainties, including the economic conditions in Mexico and those countries in which Grupo Casa Saba operates, directly or indirectly, including the United States of America, Brazil and Chile, as well as variations in the value of the Mexican peso as compared with the currencies of the previously mentioned countries.

Contacts:
GRUPO CASA SABA                                                                    IR Communications:
Raymundo Barreiro Arpón                                                                 Jesús Martínez Rojas

GRUPO CASA SABA, S.A.B. DE C.V.
Figures are expressed in thousands Mexican pesos as of March 2015

	jan-mar		Jan-mar		Variation
Income Statement	2014	% of sales	2015	% of sales	$	%
NET SALES	8,614,928	100.00%	176,629	100.00%	(8,438,298	(97.95%)
COST OF SALES	6,927,013	80.41%	(461,817)	(261.46%	(7,388,830)	(106.67%)
Gross Profit	1,687,914	19.59%	638,446	361.46%	(1,049,468)	(62.18%)
OPERATING EXPENSES
Sales Expenses	161,464	1.87%	441,313	249.85%	279,849	173.32%
Administrative Expenses	1,533,439	17.80%	216,957	122.83%	(1,316,481)	(85.85%)
Operating Expenses	1,694,903	19.67%	658,270	372.68%	(1,036,633)	(61.16%)

Operating Income	(6,989)	0.08%	(19,824)	11.22%)	(12,836)	(183.66%)
COMPREHENSIVE COST OF FINANCING
Interest Paid	168,833	1.96%	28,981	16.41%	(139,901)	(82.84%)
Interest (Earned)	(33,944)	(0.39%)	(122)	(0.07%)	33,822	(99.64%)
Exchange Loss (Gain)	(22,205)	(0.26%)	(3,548)	2.01%	25,752	(115.98%)
Monetary Position (gain)	-	0.00%	-	(0.00%)	-	0.00%
Comprehensive Cost of Financing	112,733	1.31%	32,407	18.35%	(80,327)	(71.25%)

OTHER EXPENSES (INCOME), net	(66,005)	(0.77%)	(84,674)	(47.94%)	(18,669)	(28.28)%)

NET INCOME BEFORE TAXES	(53,717)	(0.62%)	32,443	18.73%	86,160	(160.40%)

PROVISIONS FOR:
Income Tax	44,979	0.52%	42,689	24.17%	(2,290)	(5.09%)
Asset Tax	-	0.00%	-	0.00%	-	0.00%
Deferred Income Tax	(3,729)	(0.04%)	-	(0.00%)	3,729	(100%)
Profit sharing due	-	0.00%	-	0.00%	-	0.00%
Deferred Profit sharing due	-	0.00%	-	0.00%	-	0.00%
Total taxes	41,250	0.17%	75,855	0.44%	20,000	35.81%

Net Income Before Extraordinary Items	(94,967)	(1.10%)	(10,246)	(5.80%)	84,721	(89.21%)

Extraordinary Items (Income)	-	0.00%	-	0.00%	-	0.00%
Net Income	(94,967)	(1.10%)	(10,246)	(5.80%)	84,721	(89.21%)

Depreciation and Amortization	98,821	1.15%	22,186	12.56%	(76.634)	(77.55%)
Operating Income plus Depreciation and Amortization	91,832	1.07%	(2,362)	1.34%	(89,470)	(97.43%)

Net Income corresponding to Minority Interest	601	-	-	(0.00%)	(601)	(100%)

GRUPO CASA SABA, S.A.B. DE C.V.
BALANCE SHEET

Figures are expressed in thousands of Mexican pesos as of March 2015
	QUARTER CURRENT YEAR	CLOSE PRIOR YEAR
	AMOUNT	AMOUNT
TOTAL ASSETS	4,443,911	6,199,270

CURRENT ASSETS	2,561,717	3,857,170
CASH AND CASH EQUIVALENTS	94,940	145,955
CLIENTS (NET)	675,319	1,080,975
CLIENTS	2,616,779	2,588,300
ALLOWANCE FOR DOUBTFUL ACCOUNTS	(1941,460)	(1,507,325)
OTHER ACCOUNTS RECEIVABLES (NET)	1,324,285	1,938,800
INVENTORIES	461,319	683,218
OTHER CURRENT ASSETS	5,854	8,222

LONG TERM
INVESTMENTS IN SHARES OF SUBSIDIARIES AND
ASSOCIATED COMPANIES
PROPERTY MACHINARY AND EQUIPMENT NET	1,441,001	1,747,405
PROPERTY	1,219,745	1,535,742
MACHINERY AND EQUIPMENT	477,909	488,292
OTHER EQUIPMENT	466,255	466,171
ACCUMULATED DEPRECIATION	(722,908)	(743,800)
CONSTRUCTION IN PROGRESS
INTANGIBLE ASSETS (NET)	193,558	195,955
GOODWILL	156,263	156,263
BRANDS
RIGHTS AND LICENSING	26,950	29,863
OTHER INTANGIBLE ASSETS	10,345	9,829
OTHER NON CURRENT ASSETS	247,635	398,740
ADVANCE PAYMENTS	23,290	26,238
DEFERRED CHARGES (NET)
OTHERS	224,345	372,502

TOTAL LIABILITIES	3,894,493	5,400,440

CURRENT LIABILITIES	1,410,687	3,754,604
BANK CREDITS	951,000	200,000
SUPPLIERS	379,703	3,414,091
TAXES PAYABLE	79,984	140,513
OTHER CURRENT LIABILITIES	2,483,806	1,645,836
EMPLOYEE BENEFITS	302,749	337,338
OTHER CURRENT LIABILITIES	2,181,057	1,308,498
NON CURRENT LIABILITIES
BANK CREDITS
OTHER LIABILITIES

SHAREHOLDERS' EQUITY	549,418	798,830

CONTRIBUTED CAPITAL	2,593,872	2,593,972
CAPITAL STOCK PAID (NOMINAL)	767,902	767,902
CAPITAL STOCK PAID UPDATE	956,093	956,093
PREMIUM ON STOCK SOLD	869,877	869,877
CAPITAL INCREASE (DECREASE)	(2,044,454)	(1,795,042)
ACCUMULATED PROFIT AND LEGAL RESERVE	(3,096,408)	(3,454,275)
RESERVE FOR STOCK REPURCHASE	1,062,200	1,062,200
PROFIT	(10,246)	597,033